New appointment of Representative Juristic-Person Director Date of events: 2013/08/23 Contents:

1.	Date of occurrence of the change:2013/08/23

2.	Name of juristic-person director/ supervisor: Ministry of Transportation and Communications

3.	Name and resume of the replaced person: Jin-Chu Lee; Chairperson of Taiwan Financial Holdings /

Bank of Taiwan.

4. Name and resume of the replacement: Hui-Ling Wu, director of General Affairs Department at the Ministry of Transportation and Communications.

5. Reason for the change: In accordance with the provisions set forth in Item 3, Article 27 of the Company Act.

6.	Original term (from __________ to __________ ):2013/06/25 ~ 2016/06/24

7.	Effective date of the new appointment:2013/08/23

8.	Any other matters that need to be specified: None